

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 2, 2009

Mr. John C.S. Lau
President and Chief Executive Officer
Husky Energy, Inc.
707-8th Avenue S.W.
P.O. Box 6525 Station D
Calgary, Alberta, Canada T2P, 3G7

> **Re:** **Husky Energy, Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed February 18, 2009**
> **Response Letter Dated August 6, 2009**
> **File No. 001-04307**

Dear Mr. Lau:

We have reviewed your response letter dated August 6, 2009 and have the following comments. We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Form 40-F for the Fiscal Year Ended December 31, 2008

Engineering Comments

1. We have considered your response to prior comment one in you letter dated August 6, 2009. Please confirm that, in future filings, you will indicate in the relevant risk factor your gross and net replacement ratios for the periods covered by your financial statements and that, to the extent the replacement of your reserves is less than 100%, you will address that occurrence in your Management's Discussion and Analysis of Financial Condition and Results of Operations or an appropriate location in your Form 40-F.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact James Murphy at (202) 551-3703 with questions about engineering comments. Please contact me (202)-551-3740 with any other questions.

                Sincerely,

                H. Roger Schwall
                Assistant Director